UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-33768

AIFU INC.

Room 01, Building 10,

Jinzhong Guobin Hui Qinyuan 2nd Road

Lihu Community, Xili Street
Shenzhen, 518055
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Change of Board of Directors

On December 26, 2025, the board of directors (the “Board”) of AIFU Inc. (the “Company”) received a letter of resignation from Ms. Jiaxing Shi as an independent director of the Company, the chair of the audit committee, a member of the compensation committee and a member of the corporate governance and nominating committee, with immediate effect. Ms. Shi has advised that her resignation was due to personal reasons and was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company. The Board expressed its gratitude for her contributions to the Company.

To fill the vacancies, on December 26, 2025, Mr. Kunlin Li was appointed to serve as an independent director of the Company, the chair of audit committee, a member of the compensation committee and a member of the corporate governance and nominating committee, with immediate effect.

Mr. Kunlin Li has over six years of professional experience in accounting and finance. He has served as the Finance Manager at Beijing Yingu Pusi Investment Management Co., Ltd. since 2019. In this role, Mr. Li has been responsible for the comprehensive financial operations and oversight of the company’s managed private equity funds. Mr. Li earned his Bachelor’s degree in finance from Nankai University Binhai College in 2019.

The Board has reviewed the qualifications of Mr. Li and, based on such review, has affirmatively determined that Mr. Li meets the independence requirements under Rule 5605(a)(2) of the Nasdaq Listing Rules. The Board has also determined that Mr. Li qualifies as an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K of the Securities Exchange Act of 1934, as amended, and possesses the financial sophistication required under Rule 5605(c)(2)(A) of the Nasdaq Listing Rules.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIFU Inc.

By:	/s/ Mingxiu Luan
Name:	Mingxiu Luan
Title:	Chief Executive Officer

Date: December 29, 2025

2